UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER:	000-54088
CUSIP NUMBER:	638691105

(Check One):	☒	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: December 31, 2015

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _________________________________

PART I -- REGISTRANT INFORMATION

Native American Energy Group, Inc.
Full Name of Registrant

Former Name if Applicable

61-43 186th Street Suite 507
Address of Principal Executive Office (Street and Number)

Fresh Meadows, New York 11365
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Native American Energy Group, Inc. (the "Company") is delaying the filing of its Annual Report on Form 10-K for 2015 ("2015 Annual Report") due to the Company's financial statements required for the filing are not currently available and could not be made available without undue effort and expense.

As previously announced, on April 1, 2014, the Company filed a Notification of Late Filing on Form 12b-25 (the "Form 12b-25") with the U.S. Securities and Exchange Commission disclosing that it was unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (the "2013 Form 10-K") within the prescribed time period without unreasonable effort or expense. The filing of the Form 12b-25 effectively extended the due date for the 2013 Form 10-K to April 15, 2014. The Company was not able to file the 2013 Form 10-K on April 15, 2014 without unreasonable effort or expense. As a result of the delay in filing the 2013 Form 10-K, the Company was not able to file either its quarterly reports on Form 10-Q for the periods ending March 31, 2014, June 30, 2014 or Sept 30, 2014, its 2014 Form 10-K, its quarterly reports on Form 10-Q for the periods ending March 31, 2015, June 30, 2015 or September 30, 2015 within the prescribed time and also will not be able to file its 2015 Annual Report within the prescribed time and anticipates filing in succession its 10-Q for Q1 2014, Q2 2014, Q3 2014, its 2014 Form 10-K, its 10-Q for Q1 2015, Q2 2015, Q3 2015 and 2015 Annual Report after the filing of the 2013 Form 10-K.

The Company's senior management endeavors to regain compliance with all SEC filing requirements (including the filing of the 2015 Annual Report) prior to June 30th, 2016, however, at this time, the Company is unable to represent that the 2015 Annual Report will be filed on or before the fifth calendar day following its prescribed due date.

Native American Energy Groupshall with all deliberate haste prepare financial statements for the annual period ended December 31, 2013, the quarterly periods ended March 31, June 30, and September 30, 2014, the annual period ended December 31, 2014 and the quarterly periods ended March 31, June 30, and September 30, 2015 and annual period ended December 31, 2015, have these statements audited, draft appropriate current information regarding the Company's business and activities, and otherwise prepare a Form 10-K and 10-Q for the delinquent periods for filing with the Commission by June 30th, 2016, or as soon as reasonably practicable.

The Company's expectation regarding the timing of the filing of the 2015 Annual Report as well as a Form 10-K and 10-Q for the referenced delinquent periods are forward looking statements as defined in the Private Securities Litigation Reform Act of 1995, and actual events may differ from those contemplated by these statements.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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PART IV-- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Raj S. Nanvaan, Chief Financial Officer	718	408-2323
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☒

Annual Report on Form 10-K for the fiscal year ending December 31, 2013
Quarterly Report on Form 10-Q for the fiscal quarter ending March 31, 2014
Quarterly Report on Form 10-Q for the fiscal quarter ending June 30, 2014
Quarterly Report on Form 10-Q for the fiscal quarter ending September 30, 2014
Annual Report on Form 10-K for the fiscal year ending December 31, 2014
Quarterly Report on Form 10-Q for the fiscal quarter ending March 31, 2015
Quarterly Report on Form 10-Q for the fiscal quarter ending June 30, 2015
Quarterly Report on Form 10-Q for the fiscal quarter ending September 30, 2015

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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Native American Energy Group, Inc.
(Name of Registrant as Specified in Charter)

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2016	By:	/s/ Raj S. Nanvaan
Raj S. Nanvaan
Chief Financial Officer

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